FOR IMMEDIATE RELEASE               November 11, 1999


Contact:
Doug Fisher                                        Howard Kalt
AgriBioTech, Inc.                                  Kalt  Rosen  Chase & Co. LLC
702-566-2440                                       415-397-2686



                AGRIBIOTECH, INC. ADOPTS SHAREHOLDER RIGHTS PLAN



HENDERSON, NEVADA, November 11, 1999 - AgriBioTech, Inc. (Nasdaq NMS:ABTX), today announced that its Board of Directors has approved the adoption of a Shareholder Rights Plan under which all shareholders of record as of November 24, 1999, will receive rights to purchase shares of a new series of Preferred Stock.

The Rights Plan is designed to enable all AgriBioTech shareholders to realize the full value of their investment and to provide for fair and equal treatment for shareholders in the event that an unsolicited attempt is made to acquire AgriBioTech. The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and is not in response to any particular proposal.

The rights will be distributed as a non-taxable dividend and will expire in ten years. The rights will be exercisable only if a person or group acquires 15 percent or more of the AgriBioTech Common Stock or announces a tender offer for 15 percent or more of the Common Stock.

If a person or group acquires 15 percent or more of AgriBioTech's Common Stock, all shareholders except the purchaser will be entitled to acquire AgriBioTech Common Stock at a 50 percent discount. The effect will be to discourage acquisitions of more than 15 percent of AgriBioTech Common Stock without negotiations with the Board.

The rights will trade with AgriBioTech's Common Stock, unless and until they are separated upon the occurrence of certain future events. The rights distribution is not taxable to the shareholders. AgriBioTech's Board of Directors may redeem the rights prior to the expiration of a specified period following the acquisition of more than 15 percent of AgriBioTech's Common Stock. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all shareholders following the Record Date.

The terms of the Rights Plan allow The State of Wisconsin Investment Board, which owns approximately 18.9% of AgriBioTech's Common Stock, to maintain its investment in AgriBioTech, as well as to acquire up to 20% of the Company's Common Stock, without triggering the rights.

Continuation of the Rights Plan will be subject to shareholder approval no later than the third annual meeting of stockholders following the Board's adoption of the Plan and periodically thereafter.

AgriBioTech is a vertically integrated, full service seed company specializing in the forage and turfgrass seed sector, complete with research and development of proprietary seed varieties, seed processing plants, and a national and international distribution and sales network. AgriBioTech's vision is to lead the turf grass and forage seed industry in discovering its potential value.